WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

07022183

March 19, 2007

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcements released to the London Stock Exchange:

	Announcement	Issue Date
1.	Notification of Major Interests in Shares	March 19, 2007
2.	Notification of Major Interests in Shares	March 19, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

dw 4/5

THERE ARE TWO DISCLOSURES ATTACHED TO THIS ANNOUNCEMENT

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):**

   MARKS AND SPENCER GROUP PLC

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: ( )

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : (X)
   REVISED DUE TO DTR RULES – SEE SECTION 13

3. **Full name of person(s) subject to the notification obligation (iii):**

   FIDELITY INTERNATIONAL LIMITED (FIL)

4. **Full name of shareholder(s)** (if different from 3.) (iv):

   SEE ATTACHED SCHEDULE

5. **Date of the transaction (and date on which the threshold is crossed or reached if different) (v):**

   REVISED DUE TO DTR RULES

6. **Date on which issuer notified:**

   16 MARCH 2007

7. **Threshold(s) that is/are crossed or reached:**

   N/A

8. **Notified details:**

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
ISINGB0031274896	10,185,115	10,185,115

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ISINGB0031274896			10,185,115		0.59%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,185,115	0.59%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

SEE ATACHED SCHEDULE

Proxy Voting:

10. Name of the proxy holder:

FIDELITY INTERNATIONAL LIMITED (FIL)

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
INFORMATION PROVIDED BY FIDELITY INTERNATIONAL LIMITED:

As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FMR Corp. Please note these holdings are correct as of close of business 14 March 2007

14. Contact name:

ANTHONY CLARKE

15. Contact telephone number:

020 8718 9940

FIL SCHEDULE

FIL

Issuer name: MARKS & SPENCER GROUP PLC

Current ownership percentage: **0.59%**

Total shares held: **10,185,115**

Issued share capital: **1,698,676,211**

	SHARES HELD	NOMINEE	MANAGEMENT COMPANY
Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.	76,980	TRUST&CUST SVCS BK LTD,TOKO	FIJ
	29,200	STATE STREET HONG KONG	FIA(K)L
	138,700	STATE STR BK AND TR CO LNDN (S	FPM
	50,600	STATE STR BK AND TR CO LNDN (S	FIL
	786,600	NORTHERN TRUST LONDON	FPM
	184,400	NORTHERN TRUST LONDON	FIL
	153,100	NORTHERN TRUST CO	FIL
	21,162	NORDDEUTSCHE LANDERSBANK	FIL
	148,800	NOMURA TRUST AND BANKING	FIJ
	28,199	MORGAN STANLEY LONDON	FIL
	398,200	MELLON BANK	FPM
	260,800	MASTER TRUST BANK OF JAPAN	FIJ
	305,100	JPMORGAN BOURNEMOUTH	FIL
	756,300	JP MORGAN, BOURNEMOUTH	FPM
	1,414,002	JP MORGAN, BOURNEMOUTH	FISL
	1,851,688	JP MORGAN, BOURNEMOUTH	FIL
	325,900	HSBC BANK PLC	FPM

13,200	DEXIA PRIVATBANK	FPM
25,400	CHASE MANHTTN BK AG FRNKFRT (S	FPM
165,500	BROWN BROTHERS HARRIMAN AND CO	FIL
1,703,294	BROWN BROS HARRIMN LTD LUX	FIL
283,900	BNP PARIBAS, PARIS (C)	FIL
703,976	BERMUDA TRUST FAR EAST HK	FIM HK
360,114	BANK OF NEW YORK BRUSSELS	FPM

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

MARKS AND SPENCER GROUP PLC

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (X)
REVISED DUE TO DTR RULES – SEE SECTION 13

3. Full name of person(s) subject to the notification obligation (iii):

FMR CORP

4. Full name of shareholder(s) (if different from 3.) (iv):

SEE ATTACHED SCHEDULE

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

REVISED DUE TO DTR RULES

6. Date on which issuer notified:

16 MARCH 2007

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)

	Number of shares	Number of voting Rights (viii)
ISINGB0031274896	53,800,318	53,800,318

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ISINGB0031274896			53,800,318		3.16%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
53,800,318	3.16%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

SEE ATACHED SCHEDULE

Proxy Voting:

10. Name of the proxy holder:

FMR CORP

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
INFORMATION PROVIDED BY FIDELITY INTERNATIONAL LIMITED:

As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FIL. Please note these holdings are correct as of close of business 14 March 2007

14. Contact name:

ANTHONY CLARKE

15. Contact telephone number:

020 8718 9940

FMR SCHEDULE

FMR

Issuer name: MARKS & SPENCER GROUP PLC

Current ownership percentage: **3.16%**

Total shares held: **53,800,318**

Issued share capital: **1,698,676,211**

	SHARES HELD	NOMINEE	MANAGEMENT COMPANY
FMR Corp is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.	2,750,040	STATE STREET BANK AND TR CO	FMTC
	641,200	STATE STREET BANK AND TR CO	FMRCO
	68,860	STATE STREET BANK AND TR CO	FMR
	243,841	STATE STREET BANK AND TR CO	FICL
	29,677	ROYAL TRUST- TORONTO	FMTC
	18,700	NORTHERN TRUST LONDON	FMRCO
	1,030,600	NORTHERN TRUST CO	FMTC
	25,600	MELLON BANK NA	FMR
	145,300	MELLON BANK N.A.	FMTC
	56,900	MELLON BANK N.A.	FMRCO
	69,700	JPMORGAN CHASE BANK	FPM
	394,900	JPMORGAN CHASE BANK	FMTC
	9,279,200	JPMORGAN CHASE BANK	FMRCO
	38,662,900	BROWN BROTHERS HARRIMAN AND CO	FMRCO
	84,100	BANK OF NEW YORK	FMRCO

298,800	BANK OF NEW YORK	FMTC

END